UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11- K	☑ Form10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2016

☐    Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the Transition Period Ended:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Deep Well Oil & Gas, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Suite 700, 10150 – 100 Street

Address of Principal Executive Office (Street and Number)

Edmonton, Alberta, Canada T5J 0P6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the period ending March 31, 2016 cannot be filed within the prescribed time period for the following reasons:

1.)	The Company has not yet filed its annual report on Form 10-K for the year ending September 30, 2015. Because of the delay in filing of the Company’s annual report on Form 10-K, the Company could not complete its quarterly consolidated financial statements and supporting documents for the period ending March 31, 2016 within the prescribed time period without unreasonable expense and effort. In order for the Company to allow for sufficient time for the Company to complete its March 31, 2016 quarter end consolidated financial statements and to allow time for the Company’s independent registered public accounting firm to review and render its opinion on the Company’s March 31, 2016 quarter end consolidated financial statements, the Company will require more time for the completion of financial statements and in addition the auditor will require time to review the Company’s quarter end consolidated financial statements.

The Company currently anticipates filing its March 31, 2016 quarterly report on Form 10-Q and its related XBRL documents on or before the extended deadline of May 23, 2016.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Curtis Sparrow Chief Financial Officer	780	409-8144
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☑

The Company has not yet filed its annual report on Form 10-K for the year ending September 30, 2015, nor has it filed its quarterly report on Form 10-Q for the period ending December 31, 2015.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Deep Well Oil & Gas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2016	By:	/s/ Curtis Sparrow
Curtis J. Sparrow, P.Eng., MBA
Chief Financial Officer

3

Exhibit A

SADLER, GIBB & ASSOCIATES, L.L.C.

Certified Public Accountants

Suite 320

2455 E. Parleys Way,

Salt Lake City, UT 84109

Telephone 801-783-2950

May 16, 2016

Deep Well Oil & Gas, Inc. and Subsidiaries

Suite 700, 10150 – 100 Street

Edmonton, Alberta T5J 0P6

CANADA

Gentlemen:

We have been provided with a copy of the Form 12b-25 to be filed by Deep Well Oil & Gas, Inc. (the “Company”) on or about May 23, 2016. We have read the Company’s statements contained in Part III therein and we agree with the statements made regarding our firm, Sadler, Gibb & Associates, L.L.C.

Very truly yours,

/s/ Sadler, Gibb & Associates, L.L.C.

Salt Lake City, Utah